                                                                                                            November 11, 2010

Keith A. O’Connell

Securities and Exchange Commission

Division of Investment Management

Washington, DC  20549

RE:       The American Independence Funds Trust
            SEC File Numbers: 811-21757; 333-124214 – Response to comments on 485A  filing for the Large Cap Growth Fund and Small Cap Growth Fund.

Dear Mr. O’Connell:

This letter provides you with our responses to comments you provided on September 28, 2010 to the 485A filed on August 9, 2010 with respect to the American Independence Large Cap Growth Fund and Small Cap Growth Fund.

GENERAL COMMENTS

Please include a cover letter that includes the Tandy disclosure as well as who should be called with any questions.

RESPONSE

A letter will be filed as the same time the subsequent filing is made.  This will be filed as correspondence and will contain requested information.

COMMENT

Will a summary prospectus be filed?  If so, additional disclosure is required and you cannot incorporate annual report by reference.

RESPONSE

No summary prospectus will be used at this time.

COMMENT

In Part C make sure that all exhibits include reference to when it was previously filed.

RESPONSE

All exhibits now include reference to when it was previously filed.

PROSPECTUS COMMENTS

On the cover page it is not necessary to have the paragraph, “NOT FDIC Insured. May lose value. No bank guarantee.” unless the Funds are sold through banks.

RESPONSE

The Funds will be sold through some banks.  We have left the disclosure in.

COMMENT

On page 2 and 7 there is a sentence noting that additional information on investing in the Funds is available on page 13 of the prospectus.  If there is additional information on investing in the Funds in the SAI as well, please reference the page in the SAI as well.

RESPONSE

 The SAI does not contain additional discussion on investing in the Funds; therefore, no change has been made.

COMMENT

On page 2 and 7 of each Fund’s Fee table, the Acquired Fund Fees and expenses should be changed.  The way it reads it appears that the Acquired Fund Fees are included in fees waived.  On page 3 for the Large Cap Fund Operating Expenses after Fee Waivers should be 1.01% for the Institutional Class and 1.51% for the Class A Shares.  On page 7 for the Small Cap Fund Operating Expenses after Fee Waivers should be 1.11% for the Institutional Class and 1.61% for the Class A Shares.

RESPONSE

Changes have been made as suggested.

COMMENT

On page 3 and 7 footnote 2 indicates that fee waivers will be in effect until March 1, 2011. The fee waivers and reimbursements need to in effect for at least one year from the date the Funds go live.

RESPONSE

Footnote 2 for both Funds has been changed to read that the fee waivers and reimbursements will be in effect until December 31, 2011.

COMMENT

On page 3 for the Large Cap Fund and page 8 for the Small Cap Fund the Examples will need to be redone as a result of changes to the Fee Table.

RESPONSE

The Example for each Fund has been revised to reflect the change in the Net Annual Fund Operating Expenses After Fees Waivers and Expense Reimbursement.

COMMENT

On page 3 under Principal Investment Strategies it states that “At least 80% of its total assets in such stocks issued by U.S. companies with large market capitalizations (over $5 billion) at the time of purchase”.   This seems rather low for a large cap fund.  Please explain why it is appropriate.

RESPONSE

The Russell 1000 Growth Index, which is the Fund’s benchmark, has a median market cap of $4.7 billion. We, therefore, do not think that is inappropriate to use greater than $5 billion for a large cap fund.

COMMENT

Under Past Performance on page 4 it is very questionable that showing the past performance based upon a composite of performance of the separately managed accounts of a joint owner of the sub-adviser would be allowed under SEC rules.  An exemptive order would most likely be  required.

RESPONSE

Entire performance has been deleted.  It will now state that there is no performance since the fund is newly formed.

COMMENT

On page 6 under Tax Information indicate that IRA and 401(k) accounts may incur taxes when withdrawn.

RESPONSE

Requested disclosure has been added.

COMMENT

On page 3 under Principal Investment Strategies it states that “At least 80% of its total assets in such stocks issued by U.S. companies with small market capitalizations (under $5 billion) at the time of purchase”.   This seems rather high for a small cap fund.  Please state the ranges in the Fund’s benchmark index to see if this is reasonable.

RESPONSE

The Russell 2000 Growth Index, which is the Fund’s benchmark, has a median market cap of $0.411billion. We, therefore, have decided to change the bullet on page 8 to read “At least 80% of its total assets in such stocks issued by U.S. companies with small market capitalizations (between $100 million and $2.3 billion) at the time of purchase”.

COMMENT

On page 4 under the Principal Risks for the Large Cap Fund, Mid- and Small Cap Risk is listed.  Is this a principal risk?  If not, it should be removed.  You should indicate the additional risks can be found starting on page 12.  On page 9 under Principal Risks for the Small Cap Fund, the risk for small cap stocks should resemble the risk section under the large cap section.

RESPONSE

On page 4 under the Principal Risks for the Large Cap Fund, Mid- and Small Cap Risk has been moved and it has been noted that additional risks can be found on page 12.  On page 9 under Principal Risks for the Small Cap Fund, the risk for small cap stocks has been expanded.

COMMENT

The N-1A regulations prefer that cross-references made within items 1 through 8 to sections outside of those items are not referenced. Please eliminate the following sentence in each Fund’s summary section (pages 4 and 9): “More information about fund risks, including additional risk factors not discussed above, is included in “More About The Funds” starting on page 10 of this Prospectus.”

RESPONSE

The sentences have been removed.

COMMENT

On page 9 a principal risk should be added stating that a change in any key personnel may have more of any impact on a small company than a large company.

RESPONSE

Risk has been added on page 9.

COMMENT

On page 12 under “Additional Risks”, the following sentences reference a risk matrix, which is not found in the Prospectus: “A summary matrix of risks by each fund is provided below.  Following the risk matrix, you will find more detailed descriptions of these risks”.

RESPONSE

A matrix of the Funds’ risks has been added.

COMMENT

On page 15 under Sub-Adviser insert the date of registration for AYA.  Also indicate assets under management.

RESPONSE

Additions have been made.

COMMENT

Page 16 – insert amount required for subsequent investments.

RESPONSE

Addition has been made.

COMMENT

On page 18 includes the following language “If you are eligible for certain waivers, we will sell you Class A shares…”, which should not be appropriate since there are no Class C shares for these Funds.

RESPONSE

The language has been removed.

STATEMENT OF ADDITIONAL INFORMATION

COMMENT

On page 8 and various other places in the document, reference is made to the Kansas Fund.

RESPONSE

All references to the Kansas Fund have been removed.

COMMENT

On page 22, information is missing for Terry Carter.

RESPONSE

The chart has been amended to add information for Terry Carter.

COMMENT

On page 40, under “Shares of Beneficial Interest”, correct the number of series in the Trust in the second line.  In the second paragraph in refers to the Funds have Class C Shares.

RESPONSE

The first sentence has been changed to read, “The American Independence Funds Trust was organized as a Delaware business trust on October 7, 2004, and currently consists of fifteen series, two of which are offered in this SAI.

Reference to Class C Shares has been removed from the second paragraph.

We also acknowledge that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. We understand that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Funds may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (646) 747-3477 or Terry Donovan at 646-747-3475 should you have any questions regarding this letter.

                                                                                                Sincerely,

                                                                                                /s/ Eric M. Rubin

                                                                                                Eric M. Rubin